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                         July 6, 2023

       Yi Yang
       Chief Financial Officer
       Kaixin Auto Holdings
       9/F, Tower A, Dongjin International Center
       Huagong Road
       Chaoyang District, Beijing 100015
       People's Republic of China

                                                        Re: Kaixin Auto
Holdings
                                                            Registration
Statement on Form F-3
                                                            Filed June 27, 2023
                                                            File No. 333-272954

       Dear Yi Yang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kate
Beukenkamp at 202-551-3861 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Trade & Services
       cc:                                              Yu Wang